UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 001-35961

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN
(Full title of the Plan)

LIBERTY GLOBAL PLC
(Issuer of the securities held pursuant to the Plan)

38 Hans Crescent, London, England
SW1X 0LZ
(Address of its principal executive office)

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Liberty Puerto Rico 401(k) Savings Plan
Englewood, Colorado

We have audited the accompanying statements of net assets available for plan benefits of the Liberty Puerto Rico 401(k) Savings Plan (formerly known as the Liberty Global 401(k) Savings Plan - Puerto Rico) (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2013, and delinquent participant contributions and reportable transactions for the year ended December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado
June 24, 2014

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2013	2012

Cash	$98,011	$—

Investments, at fair value:
Money market funds	3,324,284	819,013
Mutual funds	6,065,260	2,981,869
Employer shares	9,217,211	6,264,499
Total investments	18,606,755	10,065,381

Notes receivable from participants	1,302,703	787,213

Contribution receivables:
Participant	31,866	22,226
Employer, net of forfeitures	28,640	22,226
Total contribution receivables	60,506	44,452

Net assets available for Plan benefits	$20,067,975	$10,897,046

The accompanying notes are an integral part of these financial statements.

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2013

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$875,915
Employer, net of forfeitures applied	828,626
Total contributions	1,704,541

Investment income:
Net appreciation in fair value of investments	3,464,147
Interest and dividends	63,219
Total investment income, net	3,527,366

Interest income on notes receivable from participants	39,713
Distributions to participants	(1,264,374)
Fees and expenses	(14,674)
Transfer in related to the Plan Merger (note 1)	5,178,357
Net increase in net assets available for Plan benefits	9,170,929

Net assets available for Plan benefits, beginning of year	10,897,046
Net assets available for Plan benefits, end of year	$20,067,975

The accompanying notes are an integral part of these financial statements.

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN
Notes to Financial Statements

(1)	Description of the Plan

The following description of the Liberty Puerto Rico 401(k) Savings Plan (the Plan), formerly known as the Liberty Global 401(k) Savings Plan - Puerto Rico, provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions. Liberty Cablevision of Puerto Rico LLC (Liberty Puerto Rico), an indirect subsidiary of Liberty Global plc (Liberty Global), and the plan sponsor, reserves the right to amend the Plan at any time.

On January 26, 2014, Liberty Global’s board of directors approved a share split in the form of a share dividend (the 2014 Share Dividend), which constitutes a bonus issue under Liberty Global’s articles of association and English law, of one Liberty Global Class C ordinary share on each outstanding Liberty Global Class A, Class B and Class C ordinary share as of the February 14, 2014 record date for the share dividend. The distribution date for the 2014 Share Dividend was March 3, 2014. All share amounts included herein have been retroactively adjusted to give effect to the 2014 Share Dividend.

These financial statements reflect our consideration of the accounting and disclosure implications of subsequent events through June 24, 2014, the date of issuance.

General

The Plan is a defined contribution plan that enables eligible employees of Liberty Puerto Rico to participate in the Plan. The Plan is intended to qualify under sections 1081.01(a) and 1081.01(d) of the Internal Revenue Code for a New Puerto Rico, as amended (the Puerto Rico Code). The Plan has been amended and restated at various dates, most recently as of October 1, 2013 in connection with the Plan Merger (as defined and described below).

On November 8, 2012, LGI Broadband Operations, Inc. (LGI Broadband Operations), the then immediate parent company of Liberty Puerto Rico, completed a series of transactions (collectively, the Puerto Rico Transaction) with certain investment funds affiliated with Searchlight Capital Partners L.P. (collectively, Searchlight) that resulted in their joint ownership of (i) Liberty Puerto Rico, a subsidiary of LGI Broadband Operations, and (ii) San Juan Cable LLC, doing business as OneLink Communications (OneLink), a broadband communications operator in Puerto Rico. In connection with the Puerto Rico Transaction, (i) Liberty Puerto Rico and OneLink were merged, with OneLink as the surviving entity, and (ii) OneLink was renamed as Liberty Cablevision of Puerto Rico LLC.

On October 1, 2013, the San Juan Cable Retirement Plan (the San Juan Cable Plan), was merged into the Plan (the Plan Merger). As a result of the Plan Merger, (i) all assets and liabilities of the San Juan Cable Plan became the assets and liabilities of the Plan, (ii) all participants of the San Juan Cable Plan immediately became eligible participants of the Plan and (iii) employees of Liberty Puerto Rico with years of service under the San Juan Cable Plan prior to the Plan Merger were credited for those years of service for purposes of vesting and eligibility under the Plan.

Eligibility

Employees of Liberty Puerto Rico who are at least 18 years of age and (i) have worked at least 90 consecutive days or (ii) have completed one year of service (as defined in the Plan document) are eligible to participate in the Plan. Employees are automatically enrolled in the Plan upon eligibility unless they affirmatively elect not to participate. Independent contractors, temporary employees, employees under a collective bargaining agreement, directors who are not employed by Liberty Puerto Rico or in any other capacity, interns and individuals who are nonresident aliens and who receive no earned income from sources within the United States are not eligible to participate in the Plan.

Trustee and Recordkeeper

Under the terms of a trust agreement between Liberty Global and Oriental Bank and Trust (the Trustee) and a recordkeeping and custodial agreement between Liberty Global and Mid Atlantic Trust Company (Mid Atlantic), the Trustee, through Mid Atlantic, manages a trust fund on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust fund. Caribbean Pension Consultants is the third-party administrator of the Plan.

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN
Notes to Financial Statements — (Continued)

Contributions

Participants may make (i) pre-tax contributions of their eligible compensation, as defined in the Plan, up to the tax limit (as noted below), (ii) after-tax contributions up to 10% of their compensation after pre-tax contributions have been made up to the tax limit or (iii) catch-up contributions for participants upon reaching age 50 up to the tax limit (as noted below) and are not matched by the employer. Upon obtaining eligibility in the Plan, participants are automatically enrolled for a 3% pre-tax contribution of eligible compensation unless they affirmatively elect not to participate or select another pre-tax contribution percentage. Participants may change their contribution elections at any time. Liberty Puerto Rico may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. Liberty Puerto Rico reserves the right to change the matching contribution at any time. All participant contributions and employer matching contributions are subject to limitations contained in the Puerto Rico Code. During 2013, participant elective pre-tax contributions and catch-up contributions were limited to $15,000 and $1,500, respectively, per participant.

Participant contributions may be invested in any investment offered by the Plan at the participant’s election, except for the INVESCO Short Term Liquid Asset Investment, which is used by Mid Atlantic to manage contributions. Employer contributions for participants who are not fully vested are invested in the Liberty Global Class C Ordinary Shares Fund. Participants who are fully vested in their employer contributions can direct the employer contributions to any investment in the Plan, except for the INVESCO Short Term Liquid Asset Investment.

Rollovers
Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Notes Receivable from Participants (Participant Loans)
Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of (i) $50,000 or (ii) the greater of 50% of their vested account balance or $10,000 (if the participant is vested in at least $10,000). Unless the loan is for the purchase of a participant’s primary residence, loans must be repaid within five years, and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated plus 1% (ranging from 4.25% to 9.25% at December 31, 2013). This rate remains in effect for the entire calendar quarter unless an updated prime rate plus 1% is implemented by the Plan. Loans are secured by the vested balance in the participant’s account and principal and interest are paid ratably through bi-weekly payroll deductions.

Forfeitures

Forfeitures of employer contributions (due to a participant’s termination prior to full vesting) are first used to pay Plan administrative expenses other than participant loan fees (if any), with any excess used to offset Liberty Puerto Rico’s future matching contributions. Forfeitures for the year ended December 31, 2013 aggregated $9,649, which includes $3,573 that was transferred into the Plan as a result of the Plan Merger. During the year ended December 31, 2013, Plan expenses of $459 were paid out of forfeitures. Forfeitures of $6,496 were used to offset employer contributions during the year ended December 31, 2013. Unallocated forfeitures available as of December 31, 2013 and 2012 were $4,522 and $205, respectively.

Investment Options

As of December 31, 2013, the Plan had various investment options, including 19 mutual funds, two employer share funds and one money market fund. Plan participants may change investment options and contribution percentages on a daily basis. Plan participants may not invest in the INVESCO Short Term Liquid Asset Investment.

Benefit Payments

Distributions from the Plan may be made to a participant upon attaining the age of 59½, death, total disability, financial hardship (as defined in the Plan) or termination of employment. Distributions and other withdrawals are processed on a daily basis. Benefits may be paid in a lump-sum and employer shares may be received in-kind. In-kind distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants. Certain other in-service distributions are allowed if certain criteria are met.

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN
Notes to Financial Statements — (Continued)

Vesting

Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions as follows:

Years of service	Vesting percentages

Less than 1	—%
1	33%
2	67%
3 or more	100%

Employer contributions become fully vested when a participant (i) attains the normal retirement age (as defined in the Plan document), (ii) terminates employment due to disability or (iii) dies.

Plan Termination

Although Liberty Puerto Rico has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of the Puerto Rico Code and the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

Participant Accounts

Participant accounts are credited with the participant’s contributions, employer contributions and earnings on investments and are charged with participant withdrawals, losses on investments, distributions and loan and distribution fees. The investment earnings or losses of each investment fund are allocated to each participant’s account in accordance with the Plan document.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for Plan benefits and the changes in those net assets.

Investments

Investments are reflected in the accompanying financial statements at fair value. The Plan Committee (as defined in the Plan document) determines the Plan's valuation policies utilizing information provided by the investment advisors, the custodian and the Trustee. For additional information, see note 4.

Net appreciation or depreciation in fair value of investments as reflected in the accompanying statement of changes in net assets available for Plan benefits is determined as the difference between fair value at the beginning of the period (or date purchased during the year) and selling price or year-end fair value and includes any capital gain distributions.

Securities and investment transactions are accounted for on the trade date. The cost basis of shares distributed is determined using the moving average method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN
Notes to Financial Statements — (Continued)

Income Taxes

The Plan was submitted to the Puerto Rico tax authorities for a determination that the Plan is qualified under the Puerto Rico Code. On January 29, 2009, the Puerto Rico tax authorities provided a favorable determination letter, effective April 1, 2006, that the Plan is qualified under Puerto Rico laws. The Plan has been amended since the effective date of this determination letter, including amendments in connection with the Plan Merger. As a result, Liberty Puerto Rico has applied for, but not yet received, a new determination letter for the Plan. The Plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Puerto Rico Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America (GAAP) require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more-likely-than-not would not be sustained upon examination by the relevant tax authority. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2013, that there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

Voting Rights of Liberty Global Ordinary Shares

The Trustee holds Liberty Global ordinary shares on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the Trustee as to the manner of voting and exercise of all other rights which a shareholder of record has with respect to Liberty Global ordinary shares which have been allocated to the participant’s account. For all other investments in the Plan, the Trustee has the right to vote any shares.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Notes Receivable from Participants (Participant Loans)

Notes receivable from participants are measured at their unpaid principal balance plus any accrued and unpaid interest. Delinquent participant loans are reclassified to distributions to participants based on the terms of the Plan document.

Plan Expenses

Any forfeited employer contributions may be used to pay Plan expenses, if any, except for any fees related to participant loans, which are paid by the respective participants, and then to offset employer matching contributions. Administrative expenses of the Plan are paid directly by Liberty Puerto Rico or Liberty Global, and accordingly are not included in the Plan financial statements. Loan fees paid by participants were $14,215 during 2013.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant contributions and related employer contributions are recognized in the period during which the respective payroll deductions are made.

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN
Notes to Financial Statements — (Continued)

Related-party/Party-in-interest Transactions

The Plan contains two funds comprised of Liberty Global ordinary shares: the Liberty Global Class A Ordinary Shares Fund and the Liberty Global Class C Ordinary Shares Fund. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Certain mutual funds may receive income in the form of revenue sharing as well as pay certain investment management fees from the fund. These are added to or deducted from the net asset value of the shares of the mutual funds held by the Plan and are reflected in the net appreciation or depreciation of those funds.

(3)	Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2013 and 2012 are as follows:

	December 31,
	2013	2012

Liberty Global Class C Ordinary Shares Fund (a)	$7,614,855	$—
Fidelity Retirement Money Market Account (b)	$3,287,490	$781,518
Liberty Global Class A Ordinary Shares Fund (b)	$1,602,356	$—
Liberty Global, Inc. Series C Common Stock Fund (a)	$—	$5,141,859
Liberty Global, Inc. Series A Common Stock Fund (b)	$—	$1,122,640
_______________

(a)	Participant and non-participant directed investments.

(b)	Participant directed investments.

(4)	Fair Value Measurements

GAAP provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical investments that the Plan has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the Plan’s investments, either directly or indirectly. Level 3 inputs are unobservable inputs for the Plan’s investments. The Plan records transfers of investments in or out of Levels 1, 2 or 3 at the beginning of the quarter during which the transfer occurred. During the year ended December 31, 2013, no such transfers were made.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Money market funds, mutual funds and employer shares. These investments are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and the Plan concludes that these investments should be classified as Level 1 investments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan has concluded that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN
Notes to Financial Statements — (Continued)

A summary of Plan investments measured at fair value is as follows:

	Quoted prices in active markets for identical assets (Level 1)
	December 31,
Description	2013	2012

Employer shares	$9,217,211	$6,264,499
Mutual funds:
Target retirement funds	1,935,994	1,168,158
High quality bond funds	909,766	375,146
Large-cap growth funds	731,873	173,056
Large-cap blend funds	579,743	272,841
Mid-cap blend funds	519,558	87,026
Foreign stock funds	349,997	209,444
Large-cap value funds	341,293	213,783
Small-cap value funds	336,465	202,919
Small-cap growth funds	296,008	231,794
High-cap yield bond funds	64,563	47,702
Money market funds	3,324,284	819,013
Total	$18,606,755	$10,065,381

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN
Notes to Financial Statements — (Continued)

(5)	Changes in Net Assets Available for Plan Benefits by Investment Alternative

	Year ended December 31, 2013
	Liberty Global ordinary shares (a)	Other (b)	Total

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$134,765	$741,150	$875,915
Employer, net of forfeitures applied	763,283	65,343	828,626
Total contributions	898,048	806,493	1,704,541

Investment income:
Net appreciation in fair value of investments	2,746,333	717,814	3,464,147
Interest and dividends	—	63,219	63,219
Total investment income, net	2,746,333	781,033	3,527,366

Interest income on notes receivable from participants	—	39,713	39,713
Distributions to participants	(632,651)	(631,723)	(1,264,374)
Fees and expenses	—	(14,674)	(14,674)
Transfer in related to the Plan Merger	—	5,178,357	5,178,357
Exchanges, participant loan withdrawals and repayments, net	(59,018)	59,018	—
Net increase in net assets available for Plan benefits	2,952,712	6,218,217	9,170,929

Net assets available for Plan benefits, beginning of year	6,264,499	4,632,547	10,897,046
Net assets available for Plan benefits, end of year	$9,217,211	$10,850,764	$20,067,975
_______________

(a)	Participant and non-participant directed investments.

(b)	Participant directed investments (except for the INVESCO Short Term Liquid Asset Investment, which is not open for investment).

(6)	Concentrations, Risks and Uncertainties

The Plan invests in (i) various money market and mutual funds and (ii) ordinary shares of Liberty Global. Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks. Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including delinquencies or defaults and may be adversely affected by shifts in the market’s perception of the issuers or changes in interest rates. Liberty Global ordinary shares are also exposed to risks specific to Liberty Global. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits. Investment in the ordinary shares of Liberty Global represented 46% and 57% of the net assets available for Plan benefits as of December 31, 2013 and 2012, respectively. Accordingly, price fluctuations in the ordinary shares of Liberty Global can have a significant impact on the Plan’s net assets available for Plan benefits.

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN
Notes to Financial Statements — (Continued)

(7)	Reconciliations of Financial Statements to Form 5500
The following are reconciliations of (i) investments and (ii) total investment income, net per the accompanying financial statements to Form 5500:

	December 31,
	2013	2012

Total investments per the accompanying financial statements	$18,606,755	$10,065,381
Adjustment to show notes receivable from participants as an investment	1,302,703	787,213
Total investments per Form 5500 (unaudited)	$19,909,458	$10,852,594

	Year ended December 31, 2013

Total investment income, net per the accompanying financial statements	$3,527,366
Adjustment to show interest income on notes receivable from participants as investment income	39,713
Total investment income, net per Form 5500 (unaudited)	$3,567,079

(8)	Delinquent Participant Contributions

During the year ended December 31, 2013, Liberty Puerto Rico failed to timely remit certain contributions to the Plan in the amount of $116,375. Liberty Puerto Rico is in the process of determining lost earnings and will make the required corrections to participants' accounts as soon as possible. See accompanying Schedule of Delinquent Participants Contributions for the year ended December 31, 2013.

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FORM 5500, SCHEDULE H, Part IV, Line 4a
For the year ended December 31, 2013
Supplemental Schedule 1

Participant Contributions Transferred Late to Plan by Liberty Puerto Rico (a)	Contributions Not Fully Corrected	Contributions Fully Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$116,375	$116,375	$—	$—	$—
_______________

(a)	Represents a party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500, SCHEDULE H, Part IV, Line 4i
December 31, 2013
Supplemental Schedule 2

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares	Current Value
*	Liberty Global Class C Ordinary Shares Fund (a)	Ordinary share	198,622	$7,614,855
	Fidelity Retirement Money Market Account	Money market fund	3,287,490	3,287,490
*	Liberty Global Class A Ordinary Shares Fund	Ordinary share	18,004	1,602,356
	PIMCO Total Return D	Mutual fund	83,544	893,086
	Fidelity Freedom 2020	Mutual fund	51,466	803,385
	The Growth Fund of America R4	Mutual fund	17,132	731,873
	Fidelity Low-Priced Stock	Mutual fund	10,505	519,558
	Fidelity Freedom 2030	Mutual fund	30,085	490,378
	Fidelity Spartan U.S. Equity Index	Mutual fund	5,912	387,114
	Dodge and Cox Stock	Mutual fund	2,021	341,293
	Allianz NFJ Small Cap Value - Institutional	Mutual fund	9,557	336,465
	Baron Growth	Mutual fund	4,090	296,008
	Fidelity Freedom 2040	Mutual fund	29,592	281,713
	Thornburg International Value R5	Mutual fund	7,321	234,422
	Davis New York Venture A	Mutual fund	4,652	192,629
	Fidelity Freedom 2010	Mutual fund	12,473	190,964
	Fidelity Spartan International Index	Mutual fund	2,842	115,575
	Fidelity Freedom 2050	Mutual fund	9,409	103,784
	PIMCO High Yield - Administrative Class	Mutual fund	6,718	64,563
	Fidelity Freedom Income	Mutual fund	4,369	51,289
	Fidelity Inflation-Protected Bond	Mutual fund	1,402	16,681
	Fidelity Freedom 2000	Mutual fund	1,165	14,480
	INVESCO Short Term Liquid Asset	Money market fund	36,794	36,794
	Total investments			18,606,755

*	Notes receivable from participants	Interest rates from 4.25% to 9.25%, various maturity dates		1,302,703
	Total assets held at the end of the year			$19,909,458
_______________

*	Party-in-interest as defined by ERISA.

(a)	Historical aggregate cost of Liberty Global Class C ordinary shares is $3,052,752.

See accompanying report of independent registered public accounting firm.

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
FORM 5500, SCHEDULE H, Part IV, Line 4j
For the year ended December 31, 2013
Supplemental Schedule 3

Identity of party involved	Description of asset	Number of transactions	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain (loss)

Category (i) - individual transactions in excess of 5% of Plan assets: None

Category (iii) - series of transactions in excess of 5% of Plan assets:
Liberty Global (a)	Series C common stock and Class C ordinary shares	27	$1,174,783	$—	$1,174,783	$1,174,783	$—
_______________

(a)	Represents a party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN

By:	/s/ MICHELLE L. KEIST
Michelle L. Keist
Vice President, Legal for Liberty Global as Member of Plan Committee

June 24, 2014

EXHIBIT INDEX

Shown below are the exhibits, which are filed or furnished as a part of this Report—

23.1 — Consent of Independent Registered Public Accounting Firm – Anton Collins Mitchell LLP